September 17, 2024

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Trampines Street
92 Singapore 528880

       Re: WEBUY GLOBAL LTD
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 12, 2024
           File No. 333-281605
Dear Bin Xue:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 9, 2024 letter.

Amendment No. 1 to Form F-1 filed September 12, 2024
General

1. We note your response to prior comment 1 and reissue in part. Your revisions reflect a conversion price of the shares issuable upon conversion of the Convertible Note to be
       "ninety percent (90%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the payment date per share selected by the Investor, provided that the conversion price may not be less than $0.029 (the
Floor Price   )."
       However, as reflected in the Convertible Note, now filed as Exhibit 10.9, the Conversion
       Price is defined as meaning $0.213 subject to certain adjustments and is not dependent on the market price of your outstanding shares. Please revise your disclosure throughout this registration statement accordingly.
 September 17, 2024
Page 2

       Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Mengyi "Jason" Ye